Exhibit 99.1

SECTION 13(r) DISCLOSURE
TOTAL S.A., a company that may be considered an affiliate of Tellurian Inc., included in its Annual Report on Form 20-F for the year ended December 31, 2018 the disclosure reproduced below pursuant to Section 13(r) of the Securities Exchange Act of 1934 regarding certain Iran-related activities of the Group. The terms “TOTAL” and “Group” as used in this document refer to TOTAL S.A. collectively with all of its direct and indirect consolidated companies located in or outside of France.
TOTAL believes that these activities are not sanctionable. The Group’s operational activities related to Iran were stopped in 2018 following the withdrawal of the United States from the JCPOA in May 2018 and prior to the re-imposition of U.S. secondary sanctions on the oil industry as of November 5, 2018. Statements in this section concerning affiliates of TOTAL intending or expecting to continue activities described below are subject to such activities continuing to be permissible under applicable international economic sanctions regimes.
Exploration & Production
Following the suspension of certain international economic sanctions against Iran on January 16, 2016, the Group commenced various business development activities in Iran. Total E&P South Pars S.A.S. (“TEPSP”) (a wholly-owned affiliate), CNPC International Ltd. (“CNPCI”) (a wholly-owned affiliate of China National Petroleum Company) and Petropars Ltd. (“Petropars”) (a wholly-owned affiliate of NIOC) signed a 20-year risked service contract in July 2017, (the “Risked Service Contract”) for the development and production of phase 11 of the South Pars gas field (“SP11”).TEPSP (50.1%) was the operator and a partner of the project alongside CNPCI (30%) and Petropars (19.9%). These companies entered into a joint operating agreement in July 2017 (the “JOA”) concerning, among other things, the governance of their obligations under the Risked Service Contract and the designation of TEPSP as the project’s operator.
In 2018, TEPSP continued conducting petroleum operations on behalf of the above-mentioned consortium in accordance with the terms and conditions of the Risked Service Contract and the JOA. In particular, TEPSP: (i) held several meetings with the Iranian authorities, NIOC and other Iranian state owned/controlled entities; (ii) launched tenders for award of service contracts for the purposes of the SP11 project; (iii) negotiated various agreements (such as service and/or supply agreements and bank service agreements); and (iv) performed other activities under the Risked Service Contract and the JOA.
In 2018, TEPSP completed the technical studies, which were started in November 2016, in accordance with the technical services agreement (the “TSA”) between NIOC and TEPSP, acting on behalf of the consortium.
However, as a result of the withdrawal of the U.S. from the JCPOA in May 2018, TOTAL ceased all of its activities related to the SP11 project and finalized its withdrawal from the SP11 project on October 29, 2018, at which time it transferred its participating interest and operatorship of the project to CNPCI.
The MOU entered into between TOTAL and NIOC in January 2016 to assess potential developments in Iran (including South Azadegan) was amended to include North Azadegan and to extend its duration. NIOC provided TOTAL in 2017 with technical data on the Azadegan oil field so that it could assess potential development of this field. Representatives of TOTAL held technical meetings in 2017 with representatives of NIOC and its affiliated companies and carried out a technical review of the Azadegan (South & North) oil field as well as the Iran LNG Project (a project contemplating a 10 Mt/y LNG production facility at Tombak Port on Iran’s Persian Gulf coast), the results of which were partially disclosed to NIOC and relevant affiliated companies. In addition, TOTAL signed an MOU in 2017 with an international company to evaluate jointly the Azadegan oil field opportunity with NIOC. This international company decided in February 2018 to withdraw from this technical cooperation and a MOU termination agreement was formally executed with TOTAL on May 16, 2018. Technical studies were pursued by TOTAL until March 2018 on the Azadegan area with regular contacts with NIOC. All work and contacts with NIOC on this subject ceased at the end of March 2018.

During 2018, in connection with the activities under the aforementioned Risked Service Contract and MOUs, and to discuss other new opportunities, representatives of TOTAL attended meetings with the Iranian oil and gas ministry and several Iranian companies with ties to the government of Iran. In connection with travel to Iran in 2018 by certain employees of the Group, TOTAL made payments to Iranian authorities for visas, airport services, exit fees and similar travel-related charges. In addition, representatives of TOTAL had meetings in France with the Iranian ambassador.
Neither revenues nor profits were recognized from any of the aforementioned activities under the aforementioned Risked Service Contract and MOUs in 2018.
Maersk Oil studied two potential projects with NIOC, prior to the acquisition of Maersk Oil by TOTAL in March 2018. These studies ceased after a meeting with NIOC representatives in May 2018.
The Tehran branch office of TEPSP, opened in 2017 for the purposes of the SP11 project, ceased all operational activities prior to November 1, 2018 and will be closed and de-registered in 2019. Since November 2018, Total Iran BV maintains a local representative office in Tehran with a few employees, solely for non-operational functions. Concerning payments to Iranian entities in 2018, Total Iran BV and Elf Petroleum Iran collectively made payments of approximately IRR 31.7 billion (approximately $300,0001) to the Iranian administration for taxes and social security contributions concerning the personnel of the aforementioned representative office and residual obligations related to various prior risked service contracts. In 2019, similar types of payments are to be made in connection with maintaining the representative office in Tehran, albeit in lower amounts. None of these payments has been or is expected to be executed in U.S. dollars.
Furthermore, Total E&P UK Limited (“TEP UK”), a wholly-owned affiliate, holds a 1% interest in a joint venture for the Bruce field in the United Kingdom with Serica Energy (UK) Limited (“Serica”) (98%, operator) and BP Exploration Operating Company Limited (“BP”) (1%), following the completion of the sale of 42.25% of TEP UK’s interests in the Bruce field on November 30, 2018 pursuant to a sale and purchase agreement dated August 2, 2018 between TEP UK and Serica. Upon the closing of the transaction on November 30, 2018, all other prior joint venture partners also sold their interests in the Bruce field to Serica (BP sold 36% retaining a 1% interest; BHP Billiton Petroleum Great Britain Limited (“BHP”) sold their full 16% interest and Marubeni Oil & Gas (U.K.) Limited ((“Marubeni”) sold their full 3.75%).
The Bruce field joint venture is party to an agreement (the “Bruce Rhum Agreement”) governing certain transportation, processing and operation services provided to another joint venture at the Rhum field in the UK, co-owned by Serica (50%, operator) and the Iranian Oil Company UK Ltd (“IOC”), a subsidiary of NIOC (50%). Under the terms of the Bruce Rhum Agreement, the Rhum field owners pay a proportion of the operating costs of the Bruce field facilities calculated on a gas throughput basis. IOC’s share of costs incurred under the Bruce Rhum Agreement have been paid to TEP UK in 2018 by Naftiran Intertrade Company Limited (“NICO”), the trading branch of the National Iranian Oil Company (“NIOC”). NIOC is the parent company of IOC and an Iranian government owned corporation. In 2018, based upon TEP UK’s 1% interest in the Bruce field and income from the net cash flow sharing arrangement with Serica, gross revenue to TEP UK from IOC’s share of the Rhum field resulting from the Bruce Rhum Agreement was approximately £8 million. This sum was used to offset operating costs on the Bruce field and as such, generated no net profit to TEP UK. This arrangement is expected to continue in 2019.
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1 Converted using the average exchange rate for fiscal year 2018, as published by Bloomberg.

In 2018, TEP UK acted as agent for BHP and Marubeni, which faced difficulty securing banking arrangements allowing them to accept payments from IOC, and, thus, received payments from IOC in relation to BHP and Marubeni’s share of income from the Bruce Rhum Agreement under the terms of an agency agreement entered into in June 2018 between BHP, Marubeni and TEP UK (the “Agency Agreement”). Payments made from IOC to BHP and Marubeni in 2018 related to the periods prior to the completion of their divestment to Serica in November 2018. Total payment received on behalf of BHP and Marubeni by TEP UK under this arrangement in 2018 was approximately £7 million. This amount relates to income due to BHP and Marubeni under the Bruce Rhum Agreement for 2017 and 2018. TEP UK transferred all income received under the Agency Agreement to BHP and Marubeni and provided the service on a no profit, no loss basis. The Agency Agreement is expected to be terminated upon receipt of all payments relating to the period up to November 30, 2018.
Prior to the re-imposition of U.S. secondary sanctions on the oil industry as of November 5, 2018, TEP UK liaised directly with IOC concerning its interest in the Bruce Rhum Agreement and it received payments directly for services provided to IOC under the Bruce Rhum Agreement. In October 2018, the U.S. Treasury Department’s Office of Foreign Asset Control (“OFAC”) granted a new conditional license to BP and Serica authorizing the provision of services to the Rhum field, following the reinstatement of U.S. secondary sanctions. The principal condition of the OFAC license is that the Iranian government’s shareholding in IOC is transferred into a trust in order that Iran may not derive any benefit from the Rhum field or exercise any control while the U.S. secondary sanctions are in place. A Jersey based trust has been put in place with the trustee holding IOC’s shares in the Rhum field. IOC’s interest is now managed by a new independent management company established by the trust and referred to as the “Rhum Management Company” (“RMC”) and where necessary TEP UK liaises, and expects to continue doing so in 2019, with RMC in relation to the Bruce Rhum Agreement.
TEP UK is also party to an agreement with Serica whereby TEP UK uses reasonable endeavors to evacuate Rhum NGL from the St Fergus Terminal (the “Rhum NGL Agreement”). TEP UK provides this service - subject to Serica having title to all of the Rhum NGL to be evacuated and Serica having a valid license from OFAC for the activity - on a cost basis, but for which TEP UK charges a monthly handling fee that generates an income of approximately £35,000 per annum relating to IOC’s 50% stake in the Rhum field. After costs, TEP UK realizes little profit from this arrangement.TEP UK expects to continue this activity in 2019.
Following the acquisition of Maersk Oil in 2018, the undeveloped Yeoman discovery is now wholly owned by the Group, under license P2158 granted to Maersk Oil North Sea UK Limited, recently renamed Total E&P North Sea UK Limited (“TEPNSUK”). Yeoman is situated adjacent to the Pardis discovery in which IOC held an interest, which it sold in October 2018. Prior to this divestment, non-legally binding technical and commercial discussions had taken place between TEPNSUK, IOC and the UK Government’s Oil and Gas Authority during the first half of 2018 regarding a potential joint development of Yeoman and Pardis but no contractual arrangements were implemented in connection with such discussions. Also prior to this divestement, other discussions had taken place between TEPNSUK and IOC on an informal basis regarding a potential farm-in to Pardis by Maersk Oil.
Lastly, TOTAL paid approximately €8,000 to Iranian authorities related to various patents2 in 2018. Similar payments are expected to be made in 2019 for such patents.
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2 Section 560.509 of the U.S. Iranian Transactions and Sanctions Regulations provides an authorization for certain transactions in connection with patent, trademark, copyright or other intellectual property protection in the United States or Iran, including payments for such services and payments to persons in Iran directly connected to intellectual property rights, and TOTAL believes that the activities related to the industrial property rights described in this section are consistent with that authorization.

Other segments
In 2018, TOTAL paid fees of approximately €1,500 to Iranian authorities related to the maintenance and protection of trademarks and designs in Iran. Similar payments are expected to be made in 2019.
Trading & Shipping
Following the suspension of applicable EU and U.S. economic sanctions in 2016, the Group commenced the purchase of Iranian hydrocarbons through its wholly-owned affiliate TOTSA TOTAL OIL TRADING SA (“TOTSA”). In 2018, the Group continued its trading activities with Iran via TOTSA, which purchased approximately 18 Mb of Iranian crude oil for nearly €1 billion pursuant to term contracts. It is not possible to estimate the gross revenue and net profit related to these purchases because the totality of this crude oil was used to supply the Group’s refineries. In addition, in 2018, approximately 1 Mb of petroleum products were sold to entities with ties to the government of Iran. These activities generated gross revenue of nearly €43 million and a net profit of approximately €1 million. The Group ceased these activities in June 2018.
Gas, Renewables & Power
Saft Groupe S.A. (“Saft”), a wholly-owned affiliate, in 2018 sold signaling and backup battery systems for metros and railways as well as products for the utilities and oil and gas sectors to companies in Iran, including some having direct or indirect ties with the Iranian government. In 2018, this activity generated gross revenue of approximately €2.5 million and net profit of approximately €0.3 million. Saft ceased this activity in 2018. Saft also attended the Iran Oil Show in 2018, where it discussed business opportunities with Iranian customers, including those with direct or indirect ties with the Iranian government. Saft ceased this activity in 2018.
Total Eren, a company in which Total Eren Holding holds an interest of 68.76% (TOTAL S.A. owns 33.86% of Total Eren Holding), had preliminary discussions during January to March 2018 for possible investments in renewable energy projects in Iran, including meetings with ministries of the Iranian government. These discussions and meetings ceased as of March 2018 and neither revenues nor profits were recognized from this activity in 2018.
Refining & Chemicals
As of May 2018, Hutchinson SA and its affiliates no longer accepted orders from Iranian companies and ceased all activities, in general, with Iran and all Iranian companies prior to August 6, 2018.
Le Joint Français, a wholly-owned affiliate of Hutchinson SA, sold vehicular O-ring seals in 2018 to Iran Khodro, a company in which the government of Iran holds a 20% interest and which is supervised by Iran’s Industrial Management Organization. This activity generated gross revenue of approximately €54,056 and net profit of approximately €8,108.
Paulstra S.N.C., a wholly-owned affiliate of Hutchinson SA, obtained in 2017 an order from Iran Khodro to sell vehicular anti-vibration systems over a 5-year period. This activity did not generate any gross revenue or net profit in 2018 because Paulstra did not delivery any product to Iran Khodro. The order was terminated in 2018. Paulstra S.N.C. also sold oil seals in 2018 to Iran Khodro. This activity generated gross revenue of approximately €1,078,887 and net profit of approximately €161,833.
Catelsa Caceres, a wholly-owned affiliate of Hutchinson Iberia, itself wholly-owned by Hutchinson SA, sold sealing products to Iran Khodro in 2018. This activity generated gross revenue of approximately €1,449 and net profit of approximately €217.
Hutchinson GMBH, a wholly-owned affiliate of Hutchinson SA, sold hoses for automotive vehicles to Iran Khodro in 2018. This activity generated gross revenue for approximately €257,400 and net profit of approximately €38,610. The last shipments from Hutchinson and its affiliates to Iran Khodro were in August 2018 and last payments were made in October 2018.

Hanwha Total Petrochemicals (“HTC”), a joint venture in which Total Holdings UK Limited (a wholly-owned affiliate) holds a 50% interest and Hanwha General Chemicals holds a 50% interest, purchased approximately 17 Mb of condensates from NIOC for approximately KRW 1,310 billion (approximately $1.2 billion) from January to July 2018, then HTC stopped purchasing from NIOC. These condensates are used as raw material for certain of HTC’s steam crackers. HTC also chartered fifteen tankers of condensates with National Iranian Tanker Company (NITC), a subsidiary of NIOC, for approximately KRW 24 billion (approximately $22.3 million). In November 2018, South Korea was granted a significant reduction exemption waiver (the “SRE waiver”) allowing it to import Iranian condensate from NIOC for six months. For 2019, based on the SRE waiver, HTC is reviewing the feasibility to resume purchases from NIOC.
Total Research & Technology Feluy (“TRTF”, a wholly-owned affiliate), Total Marketing Services (“TMS”, a wholly-owned affiliate), and Total Raffinage Chimie (“TRC”) paid in 2018 fees totaling approximately €1,000 to Iranian authorities related to various patents. Similar payments are expected to be made by TRTF and TRC in 2019. TMS abandoned its patent rights in Iran in 2018, thus no payments are expected by TMS in 2019.
Marketing & Services
Until December 2012, at which time it sold its entire interest, the Group held a 50% interest in the lubricants retail company Beh Tam (formerly Beh Total) along with Behran Oil (50%), a company controlled by entities with ties to the government of Iran. As part of the sale of the Group’s interest in Beh Tam, TOTAL S.A. agreed to license the trademark “Total” to Beh Tam for an initial 3-year period (renewed for an additional 3 year period) for the sale by Beh Tam of lubricants to domestic consumers in Iran. Royalty payments for 2014 were received by TOTAL S.A. during the first semester of 2018 in the amount of approximately €730,000. There remain outstanding royalty payments for 2015 through 2017 in favor of TOTAL S.A. This licensing agreement was terminated in 2018. In addition, representatives of Total Oil Asia-Pacific Pte Ltd, a wholly-owned affiliate, visited Behran Oil beginning 2018 regarding the potential purchase of 50% of the share capital of Beh Tam. Discussions on this matter ended following the announcement of the re-imposition of U.S. secondary sanctions on the oil industry.
Total Marketing Middle East FZE, a wholly-owned affiliate, sold lubricants to Beh Tam in 2018. The sale in 2018 of approximately 43 t of lubricants and special fluids generated gross revenue of approximately AED 500,000 (approximately $136,000) and net profit of approximately AED 260,000 (approximately $71,0003). The company stopped all transactions with this customer as of August 2018.
Total Marketing France (“TMF”), a company wholly-owned by TMS, provided in 2018 fuel payment cards to the Iranian embassy and delegation to UNESCO in France for use in the Group’s service stations. In 2018, these activities generated gross revenue of approximately €32,000 and net profit of approximately €5,000. The company expects to continue this activity in 2019.
TMF also sold jet fuel in 2018 to Iran Air as part of its airplane refueling activities in France. The sale of approximately 260 cubic meters of jet fuel generated gross revenue of approximately €130,000 and net profit of approximately €570. The company stopped all transactions with this customer prior to November 5, 2018.
Total Belgium, a wholly-owned affiliate, provided in 2018 fuel payment cards to the Iranian embassy in Brussels (Belgium) for use in the Group’s service stations. In 2018, these activities generated gross revenue of approximately €11,000 and net profit of approximately €4,000. The company expects to continue this activity in 2019.

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3 Converted using the average exchange rate for fiscal year 2018, as published by Bloomberg.